SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-51726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Magyar Bank 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Magyar Bancorp, Inc.

400 Somerset Street

New Brunswick, New Jersey 08901

REQUIRED INFORMATION

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

		Page
		Number
(a)	Financial Statements of the Plan

	Report of Independent Registered Public Accounting Firm	2-3

	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	5

	Notes to Financial Statements	6

(b)	Schedule *

	Schedule of Assets (Held at End of Year) - Schedule H, Part IV, Line 4i as of December 31, 2020	14

(c)	Signatures	15

(d)	Exhibits- Consent of Independent Registered Public Accounting Firm	16

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Magyar Bank 401(k) Profit Sharing Plan

New Brunswick, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Magyar Bank 401(k) Profit Sharing Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.

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Audit Committee and Plan Participants

Magyar Bank 401(k) Profit Sharing Plan

The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2019.

Milwaukee, Wisconsin

June 28, 2021

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Magyar Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019

Investments:
Interest-bearing cash	$9,789	$8,970
Insurance co. general account, at contract value	980,949	781,064
Registered investment companies, at fair value	8,393,168	7,075,250
Employer stock fund, at fair value	440,626	626,560
Total investments	9,824,532	8,491,844

Receivables:
Notes receivable from participants	109,257	150,807
Total receivables	109,257	150,807

Net assets available for benefits	$9,933,789	$8,642,651

See Accompanying Notes to Financial Statements

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Magyar Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2020

Additions:
Investment Income:
Net appreciation in fair value of investments	$1,137,381
Dividend income	112,508
Other interest	13,474
Total investment income	1,263,363

Contributions:
Employee	588,692
Employer	174,244
Total contributions	762,936

Interest on notes receivable from participants	7,217

Total additions	2,033,516

Deductions:
Distributions to participants	709,963
Deemed distributions	5,380
Administrative expenses	27,035
Total deductions	742,378

Net increase in net assets	1,291,138

Net assets available for benefits, beginning of year	8,642,651

Net assets available for benefits, end of year	$9,933,789

See Accompanying Notes to Financial Statements

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan:

The following brief description of the Magyar Bank 401(k) Profit Sharing Plan (the “Plan”) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information.

General:

The Plan was established effective March 1, 1994. The Plan is a participant-directed defined contribution plan covering substantially all employees, as defined, with Magyar Bank and its subsidiaries (the “Bank” or “Plan Sponsor”), which elect to participate in the Plan. The Bank is a wholly-owned subsidiary of Magyar Bancorp, Incorporated. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility:

The Plan covers all eligible employees of the Bank who have attained 18 years of age, and have been employed with the Bank for three (3) months and worked 250 hours.

Contributions:

Participants may contribute up to 80% of their gross earnings, as defined by the Plan document, up to the maximum permitted by IRS limitations ($19,500 for 2020). Contributions of gross earnings may be either before-tax or after-tax dollars. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's maximum. The maximum additional Catch Up contribution was $6,500 during the 2020 Plan year. Plan provisions allow for the automatic enrollment of all eligible participants upon entry into the Plan at 4% of the participant’s eligible compensation, which will be invested into a qualified default investment option determined by the Plan Sponsor. Participants have the option to change the automatic enrollment deferral percentages.

The Bank has the option to make a discretionary contribution. During the year ended December 31, 2020, the Bank made discretionary matching contributions of 50% of the first 6% of employees' elective contributions up to a maximum of 3% of gross earnings. Employer contributions were $174,244 in 2020. The Bank also has the option to make a non-matching profit sharing contribution. During the year ended December 31, 2020, the Bank did not make a non-matching profit sharing contribution.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan. The interest rates on loans ranged from 4.25% to 6.50% as of December 31, 2020 and December 31, 2019. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities up to five years or up to thirty years for the purchase of a principal residence. No allowance for losses is deemed necessary by Plan Management as loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Delinquent participant loans are deemed as distributions based upon the terms of the Plan document.

Investments:

Employees may elect to have their contributions and the applicable matching Bank contributions invested in one of the various funds offered by the Plan.

Participant accounts:

Each participant’s account is credited with the participant’s pre-tax and after-tax contributions, the Bank’s discretionary matching contributions, non-matching profit sharing contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated to participants based on each participant’s share balance as a percentage of the Plan’s total share balances. The benefit to which a participant is entitled is the benefit provided from the participant’s vested account.

Vesting:

The employees are always 100% vested with respect to their own contributions and related earnings. The Bank contributions, together with the earnings or losses on these contributions, will be available to the employees at the time of withdrawal only to the extent they are vested. All Bank contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Bank matching contributions for each year begin vesting at the rate of 20% per year of service for the first five years of service and Bank non-matching contributions are immediately vested. After an employee has attained five years of service, all current and future contributions are immediately vested.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - General description of the Plan (continued):

Payments of benefits:

Once reaching the age of 59-1/2, a participant can withdraw all pre-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Bank contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. In addition, participants may withdraw pre-tax contributions in the event of a financial hardship, such as certain medical expenses, the purchase of a principal residence, payment of tuition and related educational fees, payments to prevent eviction from or foreclosure on a principal residence, or burial or funeral expenses, in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible and in most cases the withdrawal will be subject to federal income taxes.

Administrative expenses:

Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the Bank and are not included in the accompanying financial statements. Fees pertaining to specific participant transactions are paid by the Plan to the trustee and record keeper through participant deductions and are reflected as administrative expenses. In addition, certain investment related expenses are reflected as a reduction of net investment income and are not readily determinable.

Plan administration:

The Plan is administered by the 401(k) Investment Committee appointed by the Bank's Board of Directors. Transamerica Life Insurance Co. is the Trustee and administrative service provider to the Plan.

Forfeitures:

Forfeitures of non-vested participants' accounts are retained in the Plan and must first be used to offset administrative fees and second to reduce future employer contributions. During 2020, forfeitures amounted to $908. The Plan used $89 of forfeited amounts to fund Plan administration expenses in 2020. The balance of the forfeited funds held by the Plan at December 31, 2020 and 2019 was $9,789 and $8,970, respectively.

Plan termination:

The Bank anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Bank contributions or terminate the Plan at any time. If terminated, participants would become 100% vested in their accounts and the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Under this method of accounting, contributions and investment income are recorded when earned and administrative expenses are recorded when incurred.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and fair value measurements:

The Plan’s investments are recorded in accordance with FASB Accounting Standards Codification Topic 820 (“ASC 820”), which established a framework for measuring fair value. ASC 820 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest observable level of any input that is significant to the fair value measurement. Valuation techniques were used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Interest-bearing cash: The carrying amounts are a reasonable estimate of fair value.

Employer stock fund: The Plan holds an investment fund, which consists primarily of employer-related securities. This option seeks to provide long-term capital appreciation through investment in the common stock of Magyar Bancorp, Inc. State Street Bank is the fund’s custodian, and is paid related custodial fees. As of December 31, 2020, Magyar Bancorp, Inc. common stock represented approximately 96% of the fund’s assets, and the remaining 4% consisted of a money market mutual fund. As of December 31, 2019, Magyar Bancorp, Inc. common stock represented approximately 97% of the fund’s assets, and the remaining 3% consisted of a money market mutual fund. The Plan directly owns the shares of common stock of Magyar Bancorp, Inc. While Magyar Bancorp, Inc. common stock is publicly traded, the units of this Magyar Bank Employer Stock Fund (the "Fund") are only available to the participants of this Plan. This Fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the Custodian of the Fund. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2020 and 2019, the Plan had no unfunded commitments related to these investments.

Registered investment companies: Valued at the NAV of shares held by the Plan at year end as reported on the active market on which the fund is traded and are therefore included in Level 1 investments in the fair value hierarchy table.

Insurance co. general account: This investment is held as the Transamerica Stable Value Fund. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The fully benefit-responsive investment contracts are direct investments between the Plan and the issuer. Contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under net asset value custodian agreements. Since contract value is the relevant measurement, this investment is excluded from the fair value hierarchy table.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (continued):

Investment income recognition:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the plan year.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Recent accounting pronouncements:

There were no recently adopted accounting pronouncements that had a significant impact on the Plan’s financial statements.

Coronavirus Aid, Relief, and Economic Security Act:

In March 2020, certain provisions under the Coronavirus Aid, Relief, and Economic Security (CARES) Act relating to participant distributions and participants loans were enacted. The CARES Act allows of utilization of these provisions immediately but requires formal adoption of the amendment no later than the last day of the Plan Year beginning on or after January 1, 2022. As of June 28, 2021, the Plan has not been formally amended to adopt these provisions; however, has elected to allow participants to utilize them.

Note 3 - Investment Contract with Insurance Company:

The Plan holds a fully benefit-responsive investment contract (insurance company/general account or Transamerica Stable Fund Account) with Transamerica Life Insurance Company (“Transamerica”), listed in the Statements of Net Assets Available for Benefits as Insurance co. general account. Transamerica maintains the contributions in a general account. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The contract values are determined daily based on the fair values of the underlying investments, including separate accounts under group annuity contracts and all mutual funds under NAV custodian agreements. Contract values represent contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The group annuity contract held by the Plan meets the five conditions to be considered fully benefit-responsive. A Plan merger or termination would limit the Plan from transacting at contract value. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 – Investment Valuation:

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019.

Assets at Fair Value as of December 31, 2020

	Level 1	Total

Registered investment companies	$8,393,168	$8,393,168
Interest-bearing cash	9,789	9,789
Total investments at fair value	8,402,957	8,402,957
Investments measured at net asset value*		440,626
Total investments	$8,402,957	$8,843,583

Assets at Fair Value as of December 31, 2019

	Level 1	Total

Registered investment companies	$7,075,250	$7,075,250
Interest-bearing cash	8,970	8,970
Total investments at fair value	7,084,220	7,084,220
Investments measured at net asset value*		626,560
Total investments	$7,084,220	$7,710,780

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy.

Note 5 – Party in Interest Transactions:

Included with the Plan's investment options are units of an employer stock fund which holds stock of Magyar Bancorp, Inc. Transactions of these shares qualify as party-in-interest transactions.

Certain Plan investments are shares of registered investment companies and an investment in a guaranteed investment insurance co. general account managed by Transamerica Life Insurance Co. Transamerica Life Insurance Co. and Transamerica Retirement Solutions are the Plan’s record keepers. Additionally State Street Bank & Trust Co., the Custodian of the Plan’s assets, manages the Plan's cash reserve account. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses are paid to Transamerica by Magyar Bank and qualify as party-in interest transactions.

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MAGYAR BANK

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 6 - Tax status of the Plan:

The IRS has determined and informed the Bank by a letter dated April 29, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving its latest advisory letter, however, the Plan administrator and tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes the Plan is qualified and the related trust is tax-exempt.

Effective June 1, 2015, the Plan was restated in accordance with the Internal Revenue Service requirement that “pre-approved” defined contribution plan documents be restated in their entirety to include language for changes in applicable laws or regulations every six years. This restatement process incorporates all amendments made to the plan during the past six years into a new plan document.  The restated plan also incorporates an amendment to add an In-Plan Roth Rollover provision.  The “pre-approved” plan documents received an opinion letter dated March 31, 2014.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

Note 7 - Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

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  Magyar Bank 401(k) Profit Sharing Plan

  EIN No.: 22-1085787, Plan No. 002

  Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

  December 31, 2020

	(b)	(c)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity Date,	Current
(a)	Lessor or Similar Party	Rate of Interest, Par or Maturity Value	Value
*	State Street Bank & Trust Co.	Cash Reserve Account	$ 9,789

	American Funds	American Funds Fundamental Investor R3	552,679
	American Funds	American Funds New Perspective R3	486,095
	Fidelity	Fidelity Advisor Emerging Markets M	34,565
	Franklin Templeton	Franklin Small-Mid Cap Growth R	432,909
	Loomis Sayles	Loomis Sayles Bond Admin	233,544
	Nuveen	Nuveen Small Cap Value R3	116,602
	Oppenheimer	Oppenheimer International Growth A	320,766
	Pioneer	Pioneer Bond R	71,393
*	Transamerica	Transamerica Intermediate Bond R	334,116
*	Transamerica	Transamerica Multi Managed Balanced I	363,489
*	Transamerica	Transamerica Stock Index R	402,900
*	Transamerica	Transamerica US Growth I	1,010,155
	Vanguard	Vanguard Mid Cap Index Adm	761,187
	Vanguard	Vanguard Small Cap Index Adm	615,701
	Vanguard	Vanguard Target Retirement 2015	78,180
	Vanguard	Vanguard Target Retirement 2020	153,394
	Vanguard	Vanguard Target Retirement 2025	304,056
	Vanguard	Vanguard Target Retirement 2030	720,553
	Vanguard	Vanguard Target Retirement 2035	527,645
	Vanguard	Vanguard Target Retirement 2040	566,960
	Vanguard	Vanguard Target Retirement 2045	118,431
	Vanguard	Vanguard Target Retirement 2050	10,432
	Vanguard	Vanguard Target Retirement 2055	70,877
	Vanguard	Vanguard Target Retirement 2060	54,857
	Vanguard	Vanguard Target Retirement 2065	5,675
	Vanguard	Vanguard Target Retirement Income	46,007
		REGISTERED INVESTMENT COMPANIES	$8,393,168

*	Transamerica Life Insurance Co.	Transamerica Stable Value Account	980,949
		GENERAL ACCOUNT TOTAL	$ 980,949

*	Magyar Bancorp, Inc. Stock	Employer Stock Fund	440,626
		EMPLOYER STOCK FUND TOTAL	$ 440,626

*	Participants	Notes Receivable with interest rates of 4.25% to 6.50%	109,257

		TOTAL PLAN ASSETS	$9,933,789

* Indicates Party-In-Interest to the Plan

Cost section of this table is omitted for participant-directed accounts

See Report of Independent Registered Public Accounting Firm

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGYAR BANK 401(k) PROFIT SHARING PLAN

Date: June 28, 2021	By:	/s/ Jon R. Ansari
Executive Vice President, Chief Financial Officer
Magyar Bank